U.S. BANCORP

LIMITED POWER OF ATTORNEY

U.S. Bancorp, a Delaware corporation (the "Company"), does hereby make, constitute, and appoint each of Daniel Kinsella and Shari Musselman, acting severally, as its true and lawful attorneys-in-fact, for the purpose of, from time to time, executing, in its name and on its behalf, any and all documents, certificates, instruments, statements, filings, agreements and amendments (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including, without limitation, Schedules 13D and 13G and Forms 13F, 13H, and N-PX and any amendments to any of the foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority or other person, and giving and granting to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully and to all intents and purposes as the Company and/or its direct and indirect subsidiaries, as applicable, might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person's execution, delivery, furnishing or filing of the applicable document.

This Limited Power of Attorney shall automatically terminate upon the earlier of the date this Limited Power of Attorney is revoked in writing by the Company or, in respect of any attorney-in-fact named herein, the date such person ceases to be an employee of the Company or one of its affiliates; however, any such cessation of employment shall have no impact on any documents executed by any attorney-in-fact named above for the Company prior to such cessation of employment.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed on this 3rd day of June, 2025.

U.S. BANCORP

By: Kathryn V. Purdom
Name: Kathryn V. Purdom
Title: Executive Vice President and Corporate Secretary